UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 1, 2015

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-198566) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated September 1, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: October 1, 2015	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

NEWS RELEASE

Enbridge Announces Closing of Transfer of Canadian Liquids Pipelines

Business and Renewable Energy Assets to Enbridge Income Fund

CALGARY, Alberta, September 1, 2015 - Enbridge Inc. (TSX:ENB) (NYSE:ENB) (“Enbridge” or the “Company”) today announced it has closed the transfer of its Canadian Liquids Pipeline Business and certain Canadian renewable energy assets (the “Transaction”) to Enbridge Income Fund (the “Fund”) for consideration of $30.4 billion plus additional incentive rights, as set out in the terms of an agreement announced June 19, 2015.

The Transaction is a key component of Enbridge’s Financial Strategy Optimization introduced in December of last year, which included an increase to the Company’s targeted dividend payout. It advances the Company’s sponsored vehicle strategy and supports Enbridge’s previously announced 33 percent dividend increase in 2015 and expected annual average dividend per share growth of 14 to 16 percent from 2016 through 2018. The Transaction is expected to provide Enbridge with an alternate source of funding for its $44-billion enterprise-wide growth capital program and enhance its competitiveness in the pursuit of new organic growth opportunities and asset acquisitions.

“The close of the Transaction marks a significant achievement for Enbridge,” said President and Chief Executive Officer Al Monaco. “Our sponsored vehicle strategy is expected to further enhance the value of our industry leading capital program by providing access to diversified sources of low-cost funding. The strategy is also expected to improve our competitiveness to pursue new investment opportunities as well as position us to extend our industry leading growth rate beyond 2018.”

The Transaction, which was approved by the shareholders of Enbridge Income Fund Holdings Inc. (TSX: ENF) at a meeting held on August 20, 2015, also transforms the Fund. Through a substantial increase in scale and scope, the Fund is now positioned as a premier Canadian energy infrastructure investment vehicle with a highly visible and secure growth capital program. Enbridge Income Fund Holdings Inc., the vehicle through which public investors can participate in the Fund’s growth, announced a 10 percent annual dividend per share increase today, and expects an additional 10 percent increase at the beginning of 2016 and each year thereafter through 2019.

“While the drop down changes how we hold our liquids assets, our commercial strategies and approach to business remain the same, including our number one priority — the safety and reliability of our systems,” said Mr. Monaco.

About Enbridge Inc.

Enbridge Inc., a Canadian company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the U.S., and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial, and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in more than 1,600 megawatts of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs more than 11,000 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Top Employers for 2015. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this news release to provide information about the Company and its subsidiaries and affiliates, including management’s assessment of Enbridge and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to the following: expected capital expenditures; estimated future dividends; dividend payout policy and dividend payout expectation; expected sources of funding; and access to investment opportunities on satisfactory terms.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the following: the expected supply of and demand for crude oil, natural gas, NGL and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; expected exchange rates; inflation; interest rates; availability and price of labour and pipeline construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for the Company’s projects; anticipated in-service dates; weather; the impact of the Transaction and dividend policy on the Company’s future cash flows, credit ratings; capital project funding; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and expected future available cash flow from operations (ACFFO); and estimated future dividends. Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates and may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected earnings/(loss), adjusted earnings/(loss), ACFFO and associated per share amounts, the impact of the Transaction on Enbridge or estimated future dividends.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to the revised dividend policy, operating performance, regulatory parameters, project approval and support, weather, economic and competitive conditions, changes in tax law and tax rate increases, exchange rates, interest rates, commodity prices and supply of and demand for commodities, including but not limited to those risks and uncertainties discussed in this news release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by applicable law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. – Investment Community Adam McKnight (403) 266-7922 Email: adam.mcknight@enbridge.com	Enbridge Inc. – Media Graham White (403) 508-6563/(888) 992-0997 Email: graham.white@enbridge.com